Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the Second Quarter of 2016

Hong Kong, August 12, 2016 — UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the second quarter ended June 30, 2016.

Mr. Tim Ti, UTStarcom’s Chief Executive Officer, stated, “We are glad to report a solid quarter with revenues at the high end of our expectations, gross margin above forty percent, and non-GAAP net profitability. We expect relatively soft demand in second half of 2016 due to seasonality but continue to see healthy deal pipelines for our PTN products.”

In addition to disclosing financial measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures which better reflect the Company’s core business status and the development trend. A further explanation of the use of non-GAAP financial information and a reconciliation of the non-GAAP financial measures to the GAAP comparative balances can be found at the end of this release.

Second Quarter 2016 Milestones and Operating Highlights

•	Moved the Company’s global R&D and Operation Center to a new location in Hangzhou.

•	Subsequent to the second quarter, the Company participated in the SoftBank World 2016 Exhibition and Conference in Tokyo on July 21-22. The Company displayed the latest developments in its broadband and optical network infrastructure technology, including the newest SyncRing product family, and presented its view on development of mobile backhaul transport infrastructure in view of current and emerging market trends.

Second Quarter 2016 Financial Performance Highlights

•	Second quarter 2016 GAAP revenues were $20.0 million, a decrease of 35.0% from $30.8 million for the corresponding period of 2015. Second quarter 2016 Non-GAAP revenues were $20.0 million, an increase of 19.9% from $16.7 million for the corresponding period of 2015.

•	Second quarter 2016 GAAP gross margin was 41.2%, compared to 29.5% for the corresponding period of 2015. Second quarter 2016 Non-GAAP gross margin was 41.2%, compared to 16.2% for the corresponding period of 2015.

•	Second quarter 2016 GAAP operating expenses were $7.0 million, compared to $12.2 million for the corresponding period in 2015. Second quarter 2016 Non-GAAP operating expenses were $6.4 million, a decrease of 45.5% from $11.7 million for the corresponding period in 2015.

•	Second quarter 2016 GAAP operating income was $1.3 million, compared to operating loss of $3.1 million for the corresponding period of 2015.Second quarter 2016 Non-GAAP operating income was $1.9 million, compared to operating loss of $9.0 million for the corresponding period of 2015.

•	Second quarter 2016 GAAP net income attributable to UTStarcom’s shareholders was $4.8 million, compared to net income of $2.9 million for the corresponding period of 2015. Second quarter 2016 Non-GAAP net income attributable to UTStarcom’s shareholders was $5.5 million, compared to net loss of $0.9 million for the corresponding period of 2015.

•	Second quarter 2016 GAAP basic income per share was $0.13, compared to basic net income per share of $0.08 for the corresponding period of 2015. Second quarter 2016 Non-GAAP basic net income per share was $0.15, compared to basic net loss per share of $0.02 for the corresponding period of 2015.

•	As of Jun 30, 2016, cash and cash equivalents were $81.5 million.

Mr. Min Xu, UTStarcom’s Chief Financial Officer, commented, “We are pleased to see our focus on margin resulted in positive operating income and net profitability during the quarter. Our cash balance was higher than previous quarter with help from strong Japanese Yen.”

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Second Quarter 2016 Financial Results

Total Revenues

Three months ended June 30, 2016 and 2015

Total revenues for the second quarter of 2016 were $20.0 million, a decrease of 35.0 % from $30.8 million for the corresponding period of 2015. Indian Department of Telecommunications (“DoT”) revenue was zero in the second quarter of 2016 and $11.8 million in the second quarter of 2015.

Total Non-GAAP revenues for the second quarter of 2016 were $20.0 million, an increase of 19.9% from $16.7 million for the corresponding period of 2015.

•	Non-GAAP net sales from equipment for the second quarter of 2016 were $16.3 million, an increase of 32.6% from $12.3 million for the corresponding period in 2015. The increase was mainly due to the increase in sales of the Packet Transport Network (“PTN”) products, partially offset by the decrease in sales of Multi Service Access Network (“MSAN”) products.

•	Non-GAAP net sales from services for the second quarter of 2016 were $3.7 million, a decrease of 15.6% from $4.4 million for the corresponding period in 2015. The decrease was mainly due to the expiration of the Japan service contract for discontinued product line.

Six months ended June 30, 2016 and 2015

Total revenues for the first half of 2016 were $42.6 million, a decrease of 33.2% from $63.7 million for the corresponding period of 2015. DoT revenue was zero in the first half of 2016 and $11.8 million in the first half of 2015.

Total Non-GAAP revenues for the first half of 2016 were $42.3 million, a decrease of 13.9% from $49.1 million for the corresponding period of 2015.

•	Non-GAAP net sales from equipment for the first half of 2016 were $32.4 million, a decrease of 13.1% from $37.3 million for the corresponding period in 2015. The decrease was mainly due to the strategic reduction of sales of value added Third Party Sales (“TPS”) and decrease sales of MSAN product, partially offset by the increased sales of the PTN product.

•	Non-GAAP net sales from services for the first half of 2016 were $9.9 million, a decrease of 16.6% from $11.8 million for the corresponding period in 2015. The decrease was mainly due to the expiration of the Japan service contract for discontinued product line.

Gross Profit

Three months ended June 30, 2016 and 2015

Gross profit was $8.3 million, or 41.2% of net sales, for the second quarter of 2016, compared to $9.1 million, or 29.5% of net sales, for the corresponding period in 2015. DoT related gross margin was zero in the second quarter of 2016 and $6.4 million in the second quarter of 2015.

Non-GAAP gross profit was $8.3 million, or 41.2 % of net sales, for the second quarter of 2016, compared to $2.7 million or 16.2% of net sales, for the corresponding period in 2015.

•	Non-GAAP gross profit for equipment sales for the second quarter of 2016 was $7.1 million, compared to $3.9 million for the corresponding period in 2015. Non-GAAP gross margin for equipment sales for the second quarter of 2016 was 43.8%, compared to 31.7% for the corresponding period in 2015. The increase in gross margin was primarily due to the favorable mix of product and one-time non-cash benefit related to legacy product revenue amortization in India.

•	Non-GAAP gross profit for services for the second quarter of 2016 was $1.1 million, compared to gross profit of negative $1.2 million for the corresponding period in 2015. Non-GAAP gross margin for equipment-based services for the second quarter of 2016 was 29.8%, compared to negative 27.2% for the corresponding period in 2015. The low gross margin in second quarter of 2015 was primarily caused by legacy India MSAN product related service cost.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Six months ended June 30, 2016 and 2015

Gross profit was $14.3 million, or 33.6% of net sales, for the first half of 2016, compared to $13.9 million, or 21.9% of net sales, for the corresponding period in 2015. DoT related gross margin was zero in the first half of 2016 and $6.4 million in the first half of 2015.

Non-GAAP gross profit was $14.3 million, or 33.8% of net sales, for the first half of 2016, compared to $7.6 million, or 15.4% of net sales, for the corresponding period in 2015.

•	Non-GAAP gross profit for equipment sales for the first half of 2016 was $12.3 million, an increase of 27.8% from $9.6 million for the corresponding period in 2015. Non-GAAP gross margin for equipment sales for the first half of 2016 was 38.0%, compared to 25.8% for the corresponding period in 2015. The increase in gross margin was primarily caused by the favorable mix of product, mainly from Japan and India region.

•	Non-GAAP gross profit for services for the first half of 2016 was $2.0 million, compared to gross profit of negative $2.1 million for the corresponding period in 2015. Non-GAAP service gross margin for the first half of 2016 was 20.2%, compared to negative 17.8% for the corresponding period in 2015. The low service gross margin in second quarter of 2015 was primarily caused by legacy India MSAN product related service cost.

Operating Expenses

Three months ended June 30, 2016 and 2015

Operating expenses for the second quarter of 2016 were $7.0 million, compared to $12.2 million for the corresponding period in 2015.

Non-GAAP operating expenses for the second quarter of 2016 were $6.4 million, a decrease of 45.5% from $11.7 million for the corresponding period in 2015.

•	Non-GAAP selling, general and administrative (SG&A) expenses in the second quarter of 2016 were $3.8 million, compared to $8.1 million for the corresponding period in 2015. The decrease was mainly due to the decrease in people cost, whistleblower investigation cost, and severance cost.

•	Non-GAAP research and development expenses in the second quarter of 2016 were $2.6 million, compared to $3.6 million for the corresponding period in 2015. The decrease was mainly due to the decrease in severance cost related to the new strategic plan announced in Jun 5, 2015.

Six months ended June 30, 2016 and 2015

Operating expenses for the first half of 2016 were $15.0 million, a decrease of 25.8% from $20.2 million for the corresponding period in 2015.

Non-GAAP operating expenses for the first half of 2016 were $13.0 million, a decrease of 33.3% from $19.5 million for the corresponding period in 2015.

•	Non-GAAP selling, general and administrative expenses in the first half of 2016 were $8.1 million, compared to $13.3 million for the corresponding period in 2015. The decrease was mainly due to the whistleblower investigation cost and severance cost in the first half of 2015.

•	Non-GAAP research and development expenses in the first half of 2016 were $4.9 million, compared to $6.2 million for the corresponding period in 2015. The decrease was mainly due to severance cost in the first half of 2015.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Operating Income (Loss)

Three months ended Jun 30, 2016 and 2015

Operating income for the second quarter of 2016 was $1.3 million, compared to operating loss of $3.1 million for the corresponding period of 2015.

Non-GAAP operating income for the second quarter of 2016 was $1.9 million, compared to Non-GAAP operating loss of $9.0 million for the corresponding period of 2015.

Six months ended June 30, 2016 and 2015

Operating loss for the first half of 2016 was $0.7 million, compared to operating loss of $6.2 million for the corresponding period of 2015.

Non-GAAP operating income for the first half of 2016 was $1.3 million, compared to Non-GAAP operating loss of $11.9 million for the corresponding period of 2015.

Other Income (Expense), Net

Three months ended June 30, 2016 and 2015

Net other income for the second quarter of 2016 was $1.3 million, compared to net other income of $4.9 million for the corresponding period in 2015. Net other income in the second quarter of 2016 included $0.8 million Korea tax accrual reversal due to the expiration of the statute of limitations and $0.1 million realized gain from the Cortina investment. Net other income in second quarter of 2015 included $0.7 million realized gain from the Cortina investment, $2.8 million ESA loan impairment reversal, and $1.1 million ESA interest income.

Six months ended June 30, 2016 and 2015

Net other income for the first half of 2016 was $1.9 million, compared to net other income of $5.4 million for the corresponding period in 2015. Net other income in the first half of 2016 included $0.7 million of foreign exchange gain, which was mainly due to the appreciation of the JPY against the U.S. dollar, $0.8 million Korea tax accrual reversal due to the expiration of the statute of limitations, and $0.1 million realized gain from the Cortina investment. Net other income in the first half of 2015 included $0.7 million realized gain from the Cortina investment, $2.8 million ESA loan impairment reversal, and $1.1 million ESA interest income.

Equity Pick Up of Losses of an Associate

After recognizing UiTV Media losses of $14.0 million and impairment charges of $6.0 million in 2015, the convertible bond investments balance was reduced to zero as of December 31, 2015.

Three months ended Jun 30, 2016 and 2015

Equity pick up of losses of an associate was nil for the second quarter of 2016 due to the convertible bond balance was zero as of December 31, 2015. Equity pick up of losses of an associate was $3.4 million for the second quarter of 2015, which represented 100% recognition of UiTV Media losses.

Six months ended June 30, 2016 and 2015

Equity pick up of losses of an associate was nil for the first half of 2016. Equity pick up of losses of an associate was $6.6 million for the first half of 2015, which represented 100% recognition of UiTV Media losses.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Net Income (Loss)

Three months ended Jun 30, 2016 and 2015

Net income attributable to UTStarcom’s shareholders for the second quarter of 2016 was $4.8 million, compared to net income attributable to UTStarcom’s shareholders of $2.9 million for the corresponding period in 2015. Basic income per share for the second quarter of 2016 was $0.13, compared to basic net income per share of $0.08 for the corresponding period of 2015.

Non-GAAP net income attributable to UTStarcom’s shareholders for the second quarter of 2016 was $5.5 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $0.9 million for the corresponding period in 2015. Non-GAAP basic net income per share for the second quarter of 2016 was $0.15, compared to Non-GAAP basic net loss per share of $0.02 for the corresponding period of 2015.

Six months ended Jun 30, 2016 and 2015

Net income attributable to UTStarcom’s shareholders for the first half of 2016 was $3.8 million, compared to net loss attributable to UTStarcom’s shareholders of $2.5 million for the corresponding period in 2015. Basic income per share for the first half of 2016 was $0.10, compared to basic net loss per share of $0.07 for the corresponding period of 2015.

Non-GAAP net income attributable to UTStarcom’s shareholders for the first half of 2016 was $5.7 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $6.0 million for the corresponding period in 2015. Non-GAAP basic net income per share for the first half of 2016 was $0.16, compared to Non-GAAP basic net loss per share of $0.16 for the corresponding period of 2015.

Cash Flow

•	Cash provided by operating activities for the second quarter of 2016 was $0.6 million.

•	Cash provided by investing activities for the second quarter of 2016 was $1.1 million.

•	Cash used in financing activities for the second quarter of 2016 was $2.0 million, mainly due to the shares repurchase.

As of June 30, 2016, UTStarcom had cash and cash equivalents of $81.5million.

Overview of Recent Key Events

Returning Cash to Shareholders

In November 2014, the Company's Board of Directors approved a share repurchase program of up to $40 million of its outstanding shares over the following 24 months to enhance shareholder value as part of the Company's longstanding commitment to shareholders. As of Aug 10, 2016, the Company has repurchased approximately 3.3 million shares for $7.3 million in total.

Business Outlook

The company will continue its focus on profitability and operating cash flow. The Company believes that the improvement in business fundamentals is the necessary first step to achieve sustainable future growth in the long run.

For the third quarter of 2016, the Company expects to generate non-GAAP revenue in the range of $15 million to $20 million.

Mr. Ti concluded, “We continue to strike a balance between investment in existing product lines and new products for data center and smart city markets. We believe we will continue to capture opportunities in PTN markets and improve our profitability. Meanwhile, we are building a solid foundation for future growth.”

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Second Quarter 2016 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, Aug 12, 2016 (8:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-514-2526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

The attendee passcode is: 6629005

A replay of the call will be available two hours after the end of the conference call until 11:59 a.m. U.S. Eastern Time on September 12, 2016.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International: +61-2-9641-7900

The replay passcode for accessing the recording is 6629005.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

 About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, IR Director

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations
Email: njiang@utstar.com

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2016	2015
ASSETS	(In thousands, except par value)
Current assets:
Cash, cash equivalents	$81,457	$77,050
Accounts and notes receivable, net	13,379	17,936
Inventories and deferred costs	54,993	42,969
Prepaids and other current assets	19,482	23,652
Total current assets	169,311	161,607
Long-term assets:
Property, plant and equipment, net	1,356	1,510
Long-term deferred costs	296	332
Other long-term assets	43,163	41,431
Total long-term assets	44,815	43,273
Total assets	$214,126	$204,880

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$24,325	$16,400
Customer advances	34,143	30,976
Deferred revenue	14,095	16,965
Other current liabilities	24,579	33,447
Total current liabilities	97,142	97,788
Long-term liabilities:
Long-term deferred revenue and other liabilities	20,764	16,814
Total liabilities	117,906	114,602

Total equity	96,220	90,278
Total liabilities and equity	$214,126	$204,880

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	(In thousands, except per share data)

Net sales	$20,026	$30,786	$42,577	$63,743
Cost of net sales	11,776	21,702	28,270	49,811
Gross profit	8,250	9,084	14,307	13,932
	41.2%	29.5%	33.6%	21.9%
Operating expenses:
Selling, general and administrative	4,369	8,551	10,051	13,926
Research and development	2,625	3,634	4,922	6,249
Total operating expenses	6,994	12,185	14,973	20,175

Operating Income(loss)	1,256	(3,101)	(666)	(6,243)

Interest income (loss), net	139	(158)	333	178
Other income, net	1,264	4,907	1,868	5,425
Equity pick up of losses of an associate	-	(3,356)	-	(6,576)
Income(loss) before income taxes	2,659	(1,708)	1,535	(7,216)
Income taxes benefit	2,185	4,560	2,218	4,677
Net Income (loss)	4,844	2,852	3,753	(2,539)
Net Income(loss) attributable to UTStarcom Holdings Corp.	$4,844	$2,852	$3,753	$(2,539)

Net Income(loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.13	$0.08	$0.10	$(0.07)
Weighted average shares outstanding—Basic	35,906	37,307	36,160	37,316

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$4,844	$2,852	$3,753	$(2,539)
Depreciation and amortization	398	610	794	1,228
Provision fordoubtful accounts	223	14	614	31
Provision for (recovery of ) deferred costs	(864)	5,373	(2,698)	(2,153)
Stock-based compensation expense	616	500	1,979	725
Net (gain) loss on disposal of assets,net	(93)	156	(91)	262
Gain on release of tax liability due to expiration of the statute of limitations	(807)	(7,747)	(807)	(7,747)
Deferred income taxes	-	(26)	49	(49)
Loss from equity investments, net	-	3,356	-	6,576
Gain on sale of investments	(140)	(665)	(140)	(1,250)
Gain from CTA write off	(46)	-	(46)	-
Changes in operating assets and liabilities:	(3,517)	(8,758)	(817)	(8,587)
Net cash provided by (used in) operating activities	614	(4,335)	2,590	(13,503)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(557)	(434)	(616)	(813)
Proceeds from sale of property, plant and equipment	86	-	86	-
Loan to UiTV	-	-	-	(1,170)
Convertible bond repayment from IPTV	-	10,000	-	10,000
Change in restricted cash	1,420	1,484	1,251	1,215
Dividend Payment from SBI	57	83	57	83
Proceeds from sale of investments	83	665	361	3,076
Net cash provided by investing activities	1,089	11,798	1,139	12,391

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary share	(2,005)	(1,110)	(2,900)	(2,653)
Net cash used in financing activities	(2,005)	(1,110)	(2,900)	(2,653)
Effect of exchange rate changes on cash and cash equivalents	1,591	(719)	3,578	(525)
Net increase(decrease) in cash and cash equivalents	1,289	5,634	4,407	(4,290)
Cash and cash equivalents at beginning of period	80,168	67,900	77,050	77,824
Cash and cash equivalents at end of period	$81,457	$73,534	$81,457	$73,534

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, one-time India DoT related and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended June 30		Six months ended June 30,
	2016	2015	2016	2015
	(in thousands, except per share data)
Non-GAAP Revenue	$20,018	$16,699	$42,301	$49,146
Non-GAAP Gross profit	8,250	2,713	14,308	7,560
Non-GAAP Gross Margin %	41.2%	16.2%	33.8%	15.4%
Non-GAAP Operating Income(loss)	1,872	(8,994)	1,313	(11,911)
Non-GAAP Net Income(loss) attributable to UTStarcom	$5,460	$(867)	$5,732	$(6,033)
Non-GAAP Net Income(loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.15	$(0.02)	$0.16	$(0.16)
Weighted average shares outstanding—Basic	35,906	37,307	36,160	37,316

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

GAAP to Non-GAAP Reconciliation

	Three months Ended June 30		Six months Ended June 30
	2016	2015	2016	2015
	(in thousands, except per share data)
Reconciliation of Revenue
GAAP Net revenue	$20,026	$30,786	$42,577	$63,743
Less: India DoT revenue	-	11,839	-	11,839
Less: China IPTV revenue	8	2,248	276	2,758
Non-GAAP Net revenue	$20,018	$16,699	$42,301	$49,146

GAAP Gross Margin
US. GAAP as reported	$8,250	$9,084	$14,307	$13,932
Less: India DoT gross profit	-	6,393	-	6,393
Add: Stock based compensation - COGS	-	22	1	21
Non-GAAP Gross Margin	$8,250	$2,713	$14,308	$7,560

Reconciliation of Operation Income(loss)
GAAP Operation Income(loss)	$1,256	$(3,101)	$(666)	$(6,243)
Less: India DoT gross profit	-	6,393	-	6,393
Add: Stock based compensation	616	500	1,979	725
Non-GAAP Operation Income(loss)	$1,872	$(8,994)	$1,313	$(11,911)

Reconciliation of Net Income(loss)
GAAP Net Income(loss)	$4,844	$2,852	$3,753	$(2,539)
Less: India DoT gross profit	-	6,393	-	6,393
Add: India DoT tax provision	-	2,174	-	2,174
Add: Stock based compensation	616	500	1,979	725
Non-GAAP Net Income(loss)	$5,460	$(867)	$5,732	$(6,033)

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